SECURI  SSION

12062639

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 67139

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/2011 (MM/DD/YY) AND ENDING 06/30/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Crowder Rubicam, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 Lakeside Drive, Suite 705
(No. and Street)

Oakland (City) CA (State) 94612 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
William Rory Crowder 510-817-4514
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elizabeth Tractenberg, CPA
(Name – *if individual, state last, first, middle name*)

3832 Shannon Road, (Address) Los Angeles (City) CA (State) 90027 (Zip Code)


SECURITIES AND EXCHANGE COMMISSION
RECEIVED
SEP 25 2012
REGISTRATIONS BRANCH
16

CHECK ONE:

- ☒ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.


American LegalNet, Inc.

OATH OR AFFIRMATION

I, William Rory Crowder, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Crowder Rubicam, Inc., as of June 30, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

State of California

County of Alameda

Subscribed and sworn to (or affirmed) before me on this 13 day of September, 2012, by William Rory Crowder,

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature [signature] (Seal)


JACQUELINE M. COLLINS
COMM. # 1841311
NOTARY PUBLIC - CALIFORNIA
ALAMEDA COUNTY
COMM. EXPIRES MARCH 19, 2013

Crowder Rubicam, Inc.

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended June 30, 2012

Contents

Elizabeth Tractenberg, CPA
3832 SHANNON ROAD
LOS ANGELES, CALIFORNIA 90027
323/669-0545 – Fax 323/669-0575
elizabeth@tractenberg.net

Independent Auditor's Report

Board of Directors
Crowder Rubicam, Inc.
Oakland, California

I have audited the accompanying statement of financial condition of Crowder Rubicam, Inc., (the Company) as of June 30, 2012 and related statements of income (loss), changes in shareholder's equity and changes in financial condition for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material respects, the financial condition of the Company as of June 30, 2012 and the results of its operations, and changes in financial condition for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Elizabeth Tractenberg, CPA
Los Angeles, California
August 20, 2012

Crowder Rubicam, Inc.
Statement of Financial Condition
June 30, 2012

Assets

Cash and cash equivalent	$ 16,750
Commissions receivable	3,622
Prepaid expenses and other assets	37
Furniture and fixtures net of depreciation of $26,522	3,090
Total assets	$ 23,499

Liabilities and Shareholder's Equity

Liabilities	
Accounts payable and accrued liabilities	$ 1,270
Total liabilities	1,270
Shareholder's Equity	
Common stock ($1.00 par value, 999,999 shares authorized and issued; 25,000 shares outstanding)	25,000
Paid-in capital	19,316
Retained earnings (deficit)	(22,087)
Total shareholder's equity	22,229
Total liabilities and shareholder's equity	$ 23,499

The accompanying notes are an integral part of these financial statements.

Crowder Rubicam, Inc.
Statement of Income (Loss)
For the Year Ended June 30, 2012

Revenues	
Commissions	$ 62,944
Total revenues	62,944
Expenses	
Depreciation and amortization	1,054
Insurance	12,837
Market data	936
Office expenses	5,598
Professional fees	4,485
Regulatory fees	1,673
Rent	30,300
Salaries and related taxes	9,910
Travel and entertainment	1,076
All other expenses	2,542
Total expenses	70,411
Net income (loss) before income tax provision	(7,467)
Income tax provision	800
Net income (loss)	$ (8,267)

The accompanying notes are an integral part of these financial statements.

Crowder Rubicam, Inc.
Statement of Changes in Shareholder's Equity
For the Year Ended June 30, 2012

	Common Stock Shares	Common Stock	Paid-In Capital	Retained Earnings (Deficit)	Total
Balance, June 30, 2011	25,000	$ 25,000	$ 19,316	$(13,820)	$ 30,496
Net Income (loss)				(8,267)	(8,267)
Balance, June 30, 2012	25,000	$ 25,000	$ 19,316	$(22,087)	$ 22,229

The accompanying notes are an integral part of these financial statements.

Crowder Rubicam, Inc.
Statement of Changes in Financial Condition
For the Year Ended June 30, 2012

Cash Flows from Operating Activities:	
Net income (loss)	$ (8,267)
Depreciation and amortization	1,054
Changes in operating assets and liabilities:	
Accounts receivable	4,456
Prepaid expenses	2,359
Accrued expenses	(2,163)
Net cash used in operating activities	(2,561)
Cash Flows from Investing Activities:	-
Addition of furniture and equipment	(2,438)
Net Cash used in Investing Activities	(2,438)
Cash Flows from Financing Activities:	-
Net (decrease) in cash	(4,999)
Cash at beginning of period	21,749
Cash at June 30, 2012	$ 16,750

SUPPLEMENTAL INFORMATION

Interest paid	$ -
Income taxes paid	$ 800

The accompanying notes are an integral part of these financial statements.

Crowder Rubicam, Inc.
Notes to Financial Statements
June 30, 2012

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Crowder Rubicam, Inc. (the Company) is a registered broker-dealer incorporated under the laws of the State of California maintaining its principal office in Malibu, California. The Company operates pursuant to the (k)(2)(ii) exemptive provision of the SEC Rule 15c3-3, pursuant to SEC Rule 17a-5(d)(3) and does not hold customer funds or securities. The Company was incorporated on August 22, 2005, and approved for FINRA membership on March 15, 2006 and is registered with the SEC.

The Company is engaged in the following types of business:

- Broker or dealer retailing corporate equity securities over-the-counter
- Broker or dealer selling corporate debt securities
- Underwriter or selling group participant (corporate securities other than mutual funds)
- Mutual fund retailer
- U.S. government securities broker
- Put and call broker or dealer or option writer
- Non-exchange member arranging for transactions in listed securities by exchange member
- Private placements of securities

Summary of Significant Accounting Policies

Basis of Presentation

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

For purposes relating to the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company also includes money market fund accounts as cash equivalents.

Current income taxes are provided for estimated taxes payable or refundable based on tax returns filed. Deferred income taxes are recognized for the estimated future tax effects attributable to temporary differences in the basis of assets and liabilities for financial and tax reporting purposes. Measurement of current and deferred tax assets and liabilities is based on provisions of enacted federal and state tax laws.

Crowder Rubicam, Inc.
Notes to Financial Statements
June 30, 2012

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (Continued)

Provision for Income Taxes

The Company accounts for its income taxes using the Financial Accounting Standards Board Statement of Financial Accounting Standards N.740, "Accounting for income taxes", which requires the establishment of a deferred tax asset or liability for the recognition of the future deductible or taxable amounts and operating loss and tax credit carry forwards. Deferred tax expenses of benefits are recognized as a result of the changes in the assets and liabilities is based on provisions of enacted federal and state tax laws.

Property and Equipment

Property and equipment are carried at cost. Depreciation is calculated on the accelerated methods over estimated economic lives of 5 to 7 years. Leasehold improvements are computed on a straight line method over 31.5 years.

Recent Accounting Pronouncements

The Financial Accounting Standards Board ("FASB") implemented the FASB Accounting Standards Codification (Codification) effective July 1, 2009. The Codification has become the source of authoritative Generally Accepted Accounting Principles ("GAAP") recognized by FASB to be applied to nongovernmental entities. On the effective date of the Codification, the Codification superseded all then existing accounting and reporting standards. All other non-grand-fathered accounting literature not included in the FASB Codification has become non-authoritative. References to GAAP included in the FASB Codification are noted as Accounting Standards Codification ("ASC").

Following the effective date of the Codification, FASB will not release new standards in the form of Statements, FASB Staff Positions, or Emerging Issues Task Force Contracts, but instead will issue Accounting Standards Updates. Updates will not be considered authoritative in their own right, but will serve only to update the Codification, provide background information about the guidance in the Codification, and provide the basis for the changes in the Codification.

For the year ending June 30, 2012, various accounting pronouncements or interpretations by the FASB were either newly issued or had effective implementation dates that would require their provisions to be related in the financial statement for the year then ended. The Company has reviewed the Statements of Financial Accounting Standards ("SFAS")/ASC topics for the year to determine relevance to the Company's operations.

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Crowder Rubicam, Inc.
Notes to Financial Statements
June 30, 2012

Note 2: INCOME TAXES

The components of the income tax provision are as follows:

	Current
State tax expense	$ 800
Federal tax expense	0
Total income tax expense	$ 800

Net loss carry forward is $31,700.

Note 3: CONCENTRATION OF CREDIT RISK

The customers' securities transactions are introduced on a fully-disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customers' transactions. Due to the possibility that the customers may charge any losses incurred to the Company, the Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and to ensure that customer transactions are executed properly by the clearing broker/dealer.

Note 4: NET CAPITAL REQUIREMETS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to1. Net capital and aggregate indebtedness change day to day, but on June 30, 2012, the Company had a net capital of $19,102, which was $14,102 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness ($1,270) to net capital was .07 to 1, which is less than the 15 to 1 maximum ratio allowed for a broker/dealer.

Note 5: SIPC SUPPLEMENTARY REPORT REQUIREMENT

The Company is not required to complete the SIPC Supplementary Report under SEC Rule 17a-5(e) (4) for fiscal year ending June 30, 2012 because the Company's SIPC Net Operating Revenues are under $500,000.

Note 6: SUBSEQUENT EVENTS

Management has reviewed the results of operations for the period of time from its year end June 30, 2012 through August 20, 2012, the date the financial statements were available to be issued, and has determined that no adjustments are necessary to the amounts reported in the accompanying combined financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

Crowder Rubicam, Inc.
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of June 30, 2012

Computation of net capital		
Total shareholder's equity		$ 22,229
Less: Non Allowable assets		
Prepaid expenses	$ 37	
Furniture and fixtures net of depreciation of $26,522	3,090	(3,127)
Net capital		$ 19,102
Computation of net capital requirements		
Minimum net aggregate requirements		
6-2/3% of net aggregate indebtedness	$ 85	
Minimum dollar net capital required		$ 5,000
Net capital required (greater of above)		$ 5,000
Excess net capital		$ 14,102
Ratio of aggregate indebtedness to net capital	0.07 :	1

Computation of aggregate indebtedness:		
Total liabilities	$ 1,270	

The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

Net capital per Company's computation	$ 18,828
Audit adjustments:	
Decrease in non allowable	352
Other audit adjustments	(78)
Net capital per audit	$ 19,102

The accompanying notes are an integral part of these financial statements.

Crowder Rubicam, Inc.
Schedule II – Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
As of June 30, 2012

A computation of reserve requirements is not applicable to Crowder Rubicam, Inc. as Crowder Rubicam, Inc. qualifies for exemption under Rule 15c3-3(k) (2) (ii)

The accompanying notes are an integral part of these financial statements.

Crowder Rubicam, Inc.
Schedule III – Information Relating to Possession or Control
Requirements Under Rule 15c3-3
As of June 30, 2012

Information relating to possession or control requirements is not applicable to Crowder Rubicam, Inc. as the Company qualifies for exemption under Rule 15c3-3(k) (2) (ii).

The accompanying notes are an integral part of these financial statements.

Elizabeth Tractenberg, CPA
3832 SHANNON ROAD
LOS ANGELES, CALIFORNIA 90027
323/669-0545 – Fax 323/669-0575
elizabeth@tractenberg.net

Report of Independent Accountant
on Internal Accounting Control Required by SEC Rule 17a-5

Board of Directors
Crowder Rubicam, Inc.
Oakland, California

In planning and performing my audit of the financial statements and supplemental schedules of Crowder Rubicam, Inc.(the Company) as of and for the year ended June 30, 2012, in accordance with auditing standards generally accepted in the United States of America, I considered the Company's internal control over financial reporting (internal control) as a basis for designing my auditing procedures for the purpose of expressing my opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a) (11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13,
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Board of Directors
Crowder Rubicam, Inc.
Oakland, California

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that I consider to be material weaknesses, as defined previously.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2012 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Elizabeth Tractenberg, CPA
Los Angeles, California
August 20, 2012

CROWDER RUBICAM, INC.
200 LAKESIDE DRIVE, SUITE 705
OAKLAND, CA 94612

August 31, 2012

Elizabeth Tractenberg, CPA
3832 Shannon Road
Los Angeles, CA 90027-1442

GENERAL REPRESENTATION LETTER

Dear Ms. Tractenberg:

We are providing this letter in connection with your audit of the statement of financial condition and the related statements of income, cash flows, and changes in shareholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows of Crowder Rubicam, Inc. (the Company) as of June 30, 2012 and for the year then ended for the purpose of expressing an opinion as to whether the financial statements present fairly, in all material respects, the financial position, results of operations, and cash flows of the Company in conformity with accounting principles generally accepted in the United States of America. We confirm that we are responsible for the fair presentation in the financial statements of financial condition, results of operations, and cash flows in conformity with generally accepted accounting principles.

Certain representations in this letter are described as being limited to matters that are material. Items are considered material, regardless of size, if they involve an omission or misstatement of accounting information that, in the light of surrounding circumstances, makes it probably that the judgment of a reasonable person relying on the information would be changed or influenced by the omission or misstatement.

We confirm, to the best of our knowledge and belief, as of August 31, 2012, the following representations made to you during your audit.

1. The financial statements referred to above are fairly presented in conformity with accounting principles generally accepted in the United States of America and include all disclosures necessary for such fair presentation otherwise required to be included by the laws and regulations to which the Company is subject.

2. We have made available to you all of the following:

   a. Financial records and related data.

   b. Minutes of the meetings of stockholders, directors, and committees of directors, or summaries of actions of recent meetings for which minutes have not yet been prepared. The most recent meetings held were 8/5/12.
   (enter date of meeting here)

3. There have been no communications from regulatory agencies concerning noncompliance with, or deficiencies in, financial reporting practices other than the correspondence that you have shared with me.

4. There are no material transactions that have not been properly recorded in the accounting records underlying the financial statements.

5. We believe the effects of uncorrected financial statement misstatements summarized in the attached schedule are immaterial both individually and in the aggregate, to the financial statements taken as a whole.

6. We acknowledge our responsibility for the design and implementation of programs and controls to prevent and detect fraud.

7. We have no knowledge of any fraud or suspected fraud affecting the Company involving

a. management,
b. employees who have significant roles in internal control, or
c. others where the fraud could have a material effect on the financial statements.

8. We have no knowledge of any allegations of fraud or suspected fraud affecting the Company received in communications from employees, former employees, analysts, regulators, short sellers, or others.

9. The Company has no plans or intentions that may materially affect the carrying value or classification of assets and liabilities.

10. The following have been properly recorded or disclosed in the financial statements:

a. Related-party transactions, including sales, purchases, loans, transfers, leasing arrangements, and guarantees and amounts receivable from or payable to related parties.
b. Guarantees, whether written or oral, under which the company is contingently liable.
c. Significant estimates and material concentrations known to management that are required to be disclosed in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 275.
d. Arrangements with financial institutions involving compensating balance arrangements involving restrictions on cash balances and lines of credit, or similar arrangements.

e. The following information about financial instruments with off-balance-sheet risk and financial instruments with concentrations of credit risk:

(1) the extent, nature, and terms of financial instruments with off-balance-sheet risk
(2) the amount of credit risk of financial instruments with off-balance-sheet risk and information about the collateral supporting such financial instruments
(3) Significant concentrations of credit risk arising from all financial instruments and information about the collateral supporting such financial instruments.

f. Agreements to repurchase assets previously sold or resell assets previously purchased.

11. There are no:

a. Violations or possible violations of laws or regulations whose effect should be considered for disclosure in the financial statements or as a basis for recording a loss contingency.
b. Unasserted claims or assessments that our lawyer has advised us are probable of assertion and must be disclosed in accordance with FASB ASC 450, *Contingencies*.
c. Other liabilities or gain or loss contingencies that are required to be accrued or disclosed by FASB ASC 450.

12. The Company has satisfactory title to all owned assets, and there are no liens or encumbrances on such assets nor has any asset been pledged as collateral, except as disclosed in the financial statements.

13. The Company has complied with all aspects of contractual agreements that would have a material effect on the financial statements in the event of noncompliance.

14. Customers' debit balances, brokers' debit balances, and other accounts receivable are valid receivables. In our opinion, an adequate reserve has been established to cover any losses that may be incurred upon collection.

15. Provision has been made for any material loss to be sustained in the fulfillment of or from the inability to fulfill any purchase or sales commitments.

16. There are no securities or investments not readily marketable owned by the Company or borrowed under subordination agreements except as disclosed in the financial statements or notes thereto or as follows.
It is understood that the term "securities and investments not readily marketable" includes but is not limited to the following:

a. Securities for which there is no market on a securities exchange or independent publicly quoted market
b. Securities that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933 (or the conditions of an exemption such as Regulation A under Section 3(B) of such act have been complied with), that is, restricted stock
c. Securities and investments that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities and investments or to the Company (that is, control stock)

17. The methods and significant assumptions used to determine fair values of financial instruments, including derivative product transactions, are as follows: *Not Applicable*

18. In addition, the Company at June 30, 2012, had

a. recorded all securities exchange memberships on the books.
b. properly recorded all participation in joint accounts carried by others.
c. No material unrecorded assets or contingent assets, such as claims relating to buy-ins, unfulfilled contracts, and so forth, whose value depends on the fulfillment of conditions regarded as uncertain.
d. no open contractual commitments other than those appearing on the memo books and records; for example, when-distributed and delayed delivery contracts, underwritings and when-issued contracts, endorsements of puts and calls, and commitments in foreign currencies and spot (cash) commodity contracts.
e. established a reserve for dividends and transfer items and security differences that is adequate to cover any anticipated losses in connection with the short securities that may have to be covered or claims arising from the liquidation of long securities.
f. no borrowings or claims unconditionally subordinated to all claims or general creditors pursuant to a written agreement except as disclosed in the financial statements or notes thereto.

19. All liabilities subordinated to the claims of general creditors are covered by satisfactory subordination agreements under 17 CFR 240.15c3-1(The Net Capital Rule) and approved by FINRA.

20. In accordance with FASB ASC 820, *Fair Value Measurements and Disclosures*, the Company has categorized its financial instruments, based on the priority of inputs to the valuation technique, into a three-level fair value hierarchy. The fair value gives the highest priority to quoted prices in active markets for identical assets or liabilities (level 1) and the lowest priority to unobservable inputs (level 3). If the inputs used to measure the financial instruments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument.

21. The Company has assessed the impact of FASB ASC 740, *Income Taxes*, and has determined that no material liability is required to be recorded.

22. Note ___ to the financial statements discloses all of the facts of which we are aware that are relevant to the Company's ability to continue as a going concern. *Not applicable*

23. Risks associated with concentrations, based on information known to management, that meet all of the following criteria have been disclosed in the financial statements.

a. The concentration exists at the date of the financial statements.
b. The concentration makes the enterprise vulnerable to the risk of a near-term severe impact.
c. It is at least reasonably possible that the events that could cause the severe impact will occur in the near term.

24. There are no capital withdrawals anticipated within the next six months other than as disclosed in the financial statements or notes thereto except as follows: *Not applicable*

25. There are no significant deficiencies or material weaknesses or material inadequacies at June 30, 2012, or during the period July 1, 2012 to the date of the auditor's report, in internal control over financial reporting and control activities for safeguarding securities, and the practices and procedures followed in

a. making the periodic computations of aggregate indebtedness or (aggregate debits) and net capital as defined in accordance with the Net Capital Rule and the customer reserve computations required by paragraph (e) of 17 CFR 240.15c3-3(e) (The Customer Protection Rule).
b. making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by 17 CFR 240.17a-13.
c. complying with the requirement for prompt payment for securities under Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.
d. obtaining and maintaining physical possession or control of all fully paid and excess-margin securities of customers as required by The Customer Protection Rule.
e. making periodic computations of the minimum financial requirements pursuant to Regulation 1.17 of the Commodity Exchange Act.
f. making daily computations of the segregation requirements of Section 4d(2) (and Regulation 30) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based upon such computations.

26. Net capital computations, prepared by the Company during the period from July 1, 2012 through the date of the auditor's report, indicated that the Company was in compliance with the requirements of The Net Capital Rule (and applicable exchange requirements) at all times during the period. Customer reserve computations pursuant to the Customer Protection Rule during the period did not reveal any deposit requirements that were not made on a timely basis.

27. There was no computation of segregation requirements under the Commodity Exchange Act that indicated an insufficiency in segregation during the period from July1, 2012 through the date of the auditor's report.

28. The Company has appropriately reconciled its books and records underlying the financial statements to their related supporting information. All related reconciling items considered to be material were identified and included on the reconciliations and were appropriately adjusted in the financial statements. There were no material unreconciled differences or general ledger suspense account items that should have been adjusted or reclassified to another account. All intracompany and intercompany accounts have been eliminated or appropriately measured and considered for disclosure in the financial statements.

29. Foreign and domestic operating subsidiaries of the Company which are subject to local securities and capital adequacy requirements were in compliance with such regulations and requirements at July 1, 2012, and for the year then ended.

30. All borrowings and financial obligations of the Company of which we are aware are included in the financial statements at July 1, 2012, as appropriate. We have fully disclosed to you all borrowing arrangements of which we are aware.

To the best of our knowledge and belief, no events have occurred subsequent to the statement of financial condition date and through the date of this letter that would require adjustment to or disclosure in the aforementioned financial statements.



William Rory Crowder

Your form was submitted to FINRA successfully. Please print this form now if you wish to retain a copy for your records.

Filing ID: 57221 (Please retain this number for further inquiries regarding this form)
Submitted By: wcrowder
Submitted Date: Thu Sep 13 18:09:04 EDT 2012

All fields marked with * are mandatory.

Annual Audit Notice Information:

Name of Auditor*		PCAOB #*	
Elizabeth Tractenberg		3621	
Auditor Address - Street*	City*	State*	Zip Code*
3832 Shannon Road	Los Angeles	CA	90027

Auditor Main Phone Number*

323-669-0545

Lead Audit Partner Name*

Elizabeth Tractenberg

Lead Audit Partner Direct Phone Number*

323-669-0545

Lead Audit Partner Email Address*

Elizabeth@tractenberg.net

FYE: 2012-06-30

Below is a list of *required* documents. Please check to indicate the document is attached.*

- ☑ Facing Page [Form X-17a-5 Part III]
- ☑ An Oath or Affirmation [SEA Rule 17a-5(e)(2)]
- ☑ Independent Auditor's Report and Opinion [SEA Rules 17a-5(e)(1),17a-5(i)(2) and (3)]
- ☑ Statement of Financial Condition [SEA Rule 17a-5(d)(2)]
- ☑ Statement of Income (Loss) [SEA Rule 17a-5(d)(2)]
- ☑ Statement of Changes in Financial Condition (Statement of Cash Flows) [SEA Rule 17a-5(d)(2)]
- ☑ Statement of Changes in Stockholder's Equity or Partner's or Sole Proprietor's Capital [SEA Rule 17a-5(d)(2)]
- ☑ Notes of Financial Statements (Include Summary of Financial Data of Subsidiaries If Applicable) [SEA Rule 17a-5(d)(2)]
- ☑ Computation of Net Capital [SEA Rule 17a-5(d)(3)]
- ☑ Reconciliation of Computation of Net Capital Under SEA Rule 15c3-1 or Applicable Statement [SEA Rule 17a-5(d)(4)]
- ☑ Accountants Report on Material Inadequacies (Internal Control Report) [SEA Rules 17a-5(g)(1), 17a-5(g)(3) and 17a-5(j)]

SEA Rule 15c3-3 - *Select One*

- ○ Statement Regarding Exemption from Reserve Requirements
- ◉ Computation of Determination of the Reserve Requirements [SEA Rule 17a-5(d)(3)] AND Reconciliation of Computation for Determination of the Reserve Requirements Under Exhibit A of SEA Rule 15c3-3 or Applicable Statement [SEA Rule 17a-5(d)(4)] AND Information Relating to the Possession or Control Requirements Under SEA Rule 15c3-3 [SEA Rule 17a-5(d)(3)]

SEA Rule 17a-5(e)(4) - *Select One*

- ○ For Firms Claiming Exclusion from SIPC Members [SEA Rule 17a-5(e)(4)]: 1. Copy of SIPC-3 Form; and 2. Independent Accountant's Report on Agreed Upon Procedures Related to an Entity's Claim of Exclusion from SIPC Membership.
- ○ For SIPC Members [SEA Rule 17a-5(e)(4)]: 1. SIPC Supplemental Report; and 2. Copy of Independent Accountant's Report on Applying Agreed Upon Procedures Related to an Entity's SIPC Assessment Reconciliation.
- ◉ For SIPC Members with Minimal Revenue[Note: Broker-Dealers do not have to file the Supplemental SIPC Report required by SEA Rule 17a-5(e)(4) provided that they report $500,000 or less in gross revenues in their annual audited statement of income filed pursuant to SEA Rule 17a-5(d).]

The items below *may be required* based on the business of the firm. Please check to indicate the document is attached.

☐ Statement of Changes in Liablities Subordinated to Claims of General Creditors[SEA Rule 17a-5(d)(2)]

☐ For Dual FINRA/CFTC Members which are FCMs, Schedule of Customer Segregated Funds

☐ For Alternative Net Capital (ANC) Filers, Supplemental Report on Management Controls [SEA Rule 17a-5(k)]

Attach Audit:* Crowder Rubicam Audited Financials - Fiscal 20[illegible] pdf 988413 bytes